SILGAN HOLDINGS INC.

4 LANDMARK SQUARE

STAMFORD, CONNECTICUT 06901

(203) 975-7110

June 8, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Geoff Kruczek

Re:      Silgan Holdings Inc.

  Registration Statement on Form S-4

  Filed May 26, 2020

  File No. 333-238687

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Silgan Holdings Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m. (EDT) on June 10, 2020, or as soon as practicable thereafter.

Please do not hesitate to contact Robert J. Rawn, Esq. of Jenner & Block LLP at (212) 891-1635 with any questions or comments concerning this letter.

Very truly yours,

SILGAN HOLDINGS INC.

By:	/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General
Counsel and Secretary

Cc: Robert J. Rawn, Esq., Jenner & Block LLP